

Mail Stop 3720

December 16, 2009

Carl Kukkonen
Chief Executive Officer
VIASPACE Green Energy Inc.
2012 Business Center Dr., Suite 130
Irvine, CA 92612

> **Re: VIASPACE Green Energy Inc.**
> **Amendment No. 7 to Form S-1**
> **Filed December 11, 2009**
> **File No. 333-159717**

Dear Mr. Kukkonen:

We have reviewed the above filing and your response letter dated December 11, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the Amendment No. 7 to Form S-1.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment one from our letter dated December 3, 2009. Please revise your disclosure throughout your registration statement to indicate whether the second closing has occurred. If it has not occurred, further revise your disclosure to indicate the date on which it will occur. We also note your disclosure on pages eight, 24, 25 and 26 that you "believe" that the remaining 30% of IPA BVI will be transferred to you on or before January 15, 2010. Please revise the disclosure to clarify the circumstances in which such transfer would not occur. Otherwise, revise your disclosure to indicate, if true, that the parties have agreed that such transfer will occur on or before January 15, 2010, regardless of whether the Second Closing takes place on such date.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director

cc: Ryan S. Hong, Esq.
      Via facsimile: (310) 208-1154